UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
ArtCraft Entertainment, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 20, 2013

Physical address of issuer
815 A Brazos St #313, Austin, TX 78701

Website of issuer
www.crowfall.com

Is there a Co-Issuer
☐ Yes   ☑ No

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ J. Todd Coleman
_____
(Signature)

Jeffrey Todd Coleman
_____
(Issuer)

Chief Executive Officer Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.10-503), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Todd Coleman
_____
(Signature)

Jeffrey Todd Coleman
_____
(Name)

Chief Executive Officer
_____
(Title)

April 9, 2021
_____
(Date)

/s/ Conrad Gordon Walton, Jr.
_____
(Signature)

Conrad Gordon Walton, Jr.
_____
(Name)

Chief Operating Officer, , Principal Financial Officer & Director
_____
(Title)

April 9, 2021
_____
(Date)

/s/ Josef Hall


_____

(Signature)

Josef Hall
_____

(Name)

Director
_____

(Title)

April 9, 2021
_____

(Date)

/s/ Raul Calvoz
_____

(Signature)

Raul Calvoz
_____

(Name)

Director
_____

(Title)

April 9, 2021
_____

(Date)
